Blue Green Energy, Inc.
Financial Statements

For the Years ended December 31, 2024 and 2023

Blue Green Energy, Inc.
Financial Statements

For the Years Ended December 31, 2024 and 2023
Table of Contents



INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Blue Green Energy, Inc.
Las Vegas, Nevada

Opinion

We have audited the accompanying financial statements of Blue Green Energy, Inc., (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Blue Green Energy, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has experienced recurring operating losses and negative operating cash flows since inception and has no recurring source of revenue. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

1925 Century Park East, Suite 1120
Los Angeles, California 90067
Telephone: 310.601.2200
www.weinbergla.com

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Weinberg & Company P.A.

Weinberg & Company, P.A.
Los Angeles, California
March 31, 2025

2

BLUE GREEN ENERGY, INC.
BALANCE SHEETS

	December 31,			
	2024		**2023**	
ASSETS				
Current Assets				
Cash and cash equivalents	$	516,199	$	305,922
Total Current Assets		516,199		305,922
Total Assets	$	**516,199**	$	**305,922**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	18,450	$	9,622
Due to related parties		3,499		-
Total Liabilities		**21,949**		**9,622**
Stockholders' Equity				
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding		-		-
Common stock, $0.0001 par value, 110,000,000 shares authorized, 8,445,000 and 7,845,000 shares issued and outstanding, respectively		845		785
Treasury stock, 50,000 at cost, as of December 31, 2024		(50)		-
Additional paid in capital		1,573,755		801,265
Accumulated Deficit		(1,080,300)		(505,750)
Total Stockholders' Equity		494,250		296,300
Total Liabilities and Stockholders' Equity	$	**516,199**	$	**305,922**

The accompanying notes are an integral part of these financial statements.

BLUE GREEN ENERGY, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenue	$ -	$ -
Operating expenses		
General and Administrative	153,847	39,358
Advertising and Marketing	26,934	22,028
Compensation	256,960	230,893
Rent, related party	136,929	133,751
Total operating expenses	**574,670**	**426,030**
Loss from Operations	**(574,670)**	**(426,030)**
Other Income	120	80
NET LOSS	$ **(574,550)**	$ **(425,950)**

The accompanying notes are an integral part of these financial statements.

BLUE GREEN ENERGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023

	Common Stock - Series A $0.0001 Par Value				Additional Paid-in	Treasury Stock			Accumulated		Total Stockholders'
	Shares		Amount		Capital	Shares	Amount		Deficit		Equity
Balance, December 31, 2022	7,307,500	$	731	$	263,819			$	(79,800)	$	184,750
Issuance of common stock to founders	537,500		54		537,446				-		537,500
Net loss	-		-		-				(425,950)		(425,950)
Balance, December 31, 2023	7,845,000		785		801,265	-	-		(505,750)		296,300
Issuance of common stock for cash	590,000		59		762,441				-		762,500
Issuance of common stock in exchange of services	10,000		1		9,999				-		10,000
Repurchase of common stock					50	(50,000)	(50)				-
Net loss	-		-		-				(574,550)		(574,550)
Balance, December 31, 2024	8,445,000	$	845	$	1,573,755	(50,000)	$ (50)	$	(1,080,300)	$	494,250

The accompanying notes are an integral part of these financial statements.

BLUE GREEN ENERGY INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Cash flows from operating activities		
Net loss	$ (574,550)	$ (425,950)
Adjustments to reconcile net loss to net cash used in operating activities		
Issuance of common stock for services	10,000	-
Changes in operating assets and liabilities:		
Accounts payable	8,828	9,622
Net cash used in operating activities	(555,722)	(416,328)
Cash flows from financing activities		
Proceeds from issuance of common stock	762,500	537,500
Due to related parties	3,499	-
Cash provided by financing activities	765,999	537,500
Net increase in cash	210,277	121,172
Cash, beginning of the period	305,922	184,750
Cash, end of the period	$ 516,199	$ 305,922
Supplemental non-cash investing and financing activities:		
Repurchase of common stock through capital contribution of a director	$ 50	$ -

The accompanying notes are an integral part of these financial statements.

BLUE GREEN ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1.   Business and Summary of Significant Accounting Policies

Blue Green Energy, Inc. ("BG Energy", "Company") was incorporated on June 28, 2022, as a Nevada Corporation under the name Blue Green Energy, Inc.

The Company is focused on servicing the needs of the fuel cell electric vehicle (FCEV) and battery electric vehicle (BEV) market. BG Energy intends on building a hydrogen (H2) refinery and a network of both branded and licensed filling stations. The Company's refineries will utilize renewable inputs such as solar and wind for power and extract hydrogen from water and biomass. This results in a 100 percent green product with a zero-carbon footprint.

Basis of Preparation

The accompanying financial statements and related notes include activities of the Company and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying financial statements, during the year ended December 31, 2024, the Company incurred a net loss of $574,550, used cash in operations of $555,722 and had no recurring source of revenue. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the Company's ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

At December 31, 2024, the Company had cash on hand in the amount of $516,199. Management estimates that the current cash on hand will be sufficient to continue operations through December 31, 2025. Blue Green Energy's efforts in the foregoing regard have been substantially hampered by a lack of capital. The Company should be able to continue its efforts to commercialize its business plan during 2026 only if sufficient capital is raised to do so. The Company can provide no assurances in its ability to raise the capital needed to continue efforts in 2025 and 2026, or that any such capital will be available to it on acceptable terms and conditions.

1. Business and Summary of Significant Accounting Policies (continued)

Management is currently seeking additional funds, primarily through the issuance of equity securities for cash to operate our business, including without limitation the expenses it will incur for operations; costs associated with development and commercialization of the facility. In addition, as discussed below, the Company has substantial contractual commitments, including without limitation salaries to our executive officers pursuant to employment agreements and consulting fees, during the remainder of 2025 and beyond.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders in case of equity financing.

Inflation

Macroeconomic factors such as inflation, rising interest rates, governmental responses there to and possible recession caused thereby also add significant uncertainty to our operations and possible effects to the amount and type of financing available to the Company in the future.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates include those related to the realizability of deferred tax assets and the related valuation allowance, accruals for potential liabilities, and assumptions used in the determination of the Company's liquidity. Actual results could differ from these estimates.

Revenue Recognition

Under its business plan, the Company anticipates the revenue generated from the travel centers and stations will be recognized as earned. The Company will recognize revenue as products are delivered to the customers. Revenue on will be recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606.

BLUE GREEN ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1. Business and Summary of Significant Accounting Policies (continued)

Cash

Cash consists of demand deposits with banks with original maturity of three months or less. The Company holds no cash equivalents as of December 31, 2024 and 2023, respectively. The Company maintains its cash with domestic financial institutions. At times, cash balances may exceed federally insured limits of $250,000 per depositor at each financial institution. Amounts held in demand deposit in excess of federally insured limits, totaled $266,199 and $55,922 as of December 31, 2024 and 2023, respectively. The Company believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the creditworthiness and financial viability of the financial institutions.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. The Company recognizes deferred tax assets and liabilities to reflect the estimated future tax effects, calculated at anticipated future tax rates, of future deductible or taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion of the deferred tax asset will not be realized.

Fair Value of Financial Instruments

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which it transacts and considers assumptions that market participants would use when pricing the asset or liability. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value:

BLUE GREEN ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1. Business and Summary of Significant Accounting Policies (continued)

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.

Level 3—Unobservable inputs based on the Company's assumptions.

The Company is required to use observable market data if such data is available without undue cost and effort.

The carrying amounts for cash, accounts payable, accrued expenses approximate their fair value due to the short-term nature of such instruments.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future financial statement presentation or disclosures.

2. Income Taxes

The Company did not provide for any Federal and State income tax for the years ended December 31, 2024 and 2023 due to the Company's net losses. A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	December 31,			
	2024		**2023**	
Computed tax provision (benefit) at federal statutory rate (21%)	$	(121,000)	$	(89,000)
Valuation allowance		121,000		89,000
Income tax provision	$	–	$	–

The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

	December 31,	
	2024	**2023**
Net operating loss carry forwards	$ 227,000	$ 106,000
Valuation allowance	(227,000)	(106,000)
Total deferred taxes net of valuation allowance	$ —	$ —

As of December 31, 2024, the Company had net operating losses available for carry forward for state and federal tax purposes of approximately $1,080,000 expiring through 2042. These carry forward benefits will be subject to annual limitations due to the ownership change limitations imposed by the Internal Revenue Code and similar state provisions. The annual limitation, if imposed, may result in the expiration of net operating losses before utilization.

As of December 31, 2024, the Company recorded a valuation allowance of $227,000 for its deferred tax assets since the Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future. This valuation is based on the federal corporate tax rate of 21%.

Effective January 1, 2007, the Company adopted FASB guidance that addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The FASB also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2024 and 2023, the Company does not have a liability for unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and the State of Nevada. The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2022. During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from open periods. Since these net operating losses and tax credit carry forwards may be utilized in future periods, they remain subject to examination. The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2024, the Company has no accrued interest or penalties related to uncertain tax positions. The Company believes that it has not taken any uncertain tax positions that would impact its financial statements as of December 31, 2024 and 2023.

3.   Common Stock

During the year ended December 31, 2024, the Company issued an aggregate of 590,000 shares of its common stock for cash resulting to net proceeds of $762,500.

During the year ended December 31, 2024, the Company issued an aggregate of 10,000 shares of its common stock in exchange for accounting services with a fair value of $10,000.

During the year ended December 31, 2024, the Company repurchased 50,000 shares of its common stock at $50 from a former contractor.

During the year ended December 31, 2023, the Company issued an aggregate of 537,500 shares of its common stock for cash resulting to net proceeds of $537,500.

4.   Related Party Transactions

Office Lease

In December 2022, the Company signed a sublease agreement for its office space with an entity owned by the Company's officer. The sublease is on a month-to-month basis for a monthly rent of approximately $11,000. The terms of the original lease are the same as the sublease and there is no mark up or discount of the rent.

Advances

During the year ended December 31, 2024, officers of the Company paid certain expenses on behalf of the Company in the aggregate of $3,499. The advances are non-interest bearing and due on demand. Outstanding advances as of December 31, 2024 and 2023 was $3,499 and $0, respectively.

5.   Commitments and Contingencies

We are involved in certain legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that our management concludes that the occurrence is probable and that the related amounts of loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. There is no current or pending litigation of any significance with the exception of the matters that have arisen under, and are being handled in, the normal course of business.

6. Subsequent Events

Management has evaluated subsequent events through March 31, 2025, the date the financial statements were available to be issued.